MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   April 6, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                  April 6, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. I apologize for the slight delay in getting this recording up; there's been some traveling being done in our household over the last few days. But the week was a pretty good week; I'll take a week like this just about any time, relatively quiet of course as most pre-holiday weeks are but it was quiet in a nice drifting upward fashion rather than a downward fashion.

                      We had one strong day and the rest were pretty nicely, like I said, just benignly up, giving us a pretty good week, a week where we stayed ahead of most of the market averages. There's very little activity in the portfolio this week; our positions I think seem to be keeping pace the way we like them to.

                      Really one of the bigger pieces of news this week was towards the end of the week, we had the jobs number showing that unemployment fell to 4.4%, wages were up as well, kind of surprising a lot of people given some of the weakness that a lot of observers have noted in other sectors of the economy in housing, in mortgages, and all of that, and the fact that the overall economy has slowed a bit over the past year from the 3% to 4% growth rate to the 2% plus growth rate.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   April 6, 2007
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                      It was really surprising to a lot of people to see that
                      jobs and job creation stayed as strong as it was and that wages continued to go up. This, of course, is very good news for the economy, probably the single biggest important news that we're going to see.

                      The U.S. economy is a consumer-based economy, it all starts with people going to work in the morning, earning their paycheck, and then deciding what to do with that paycheck. So as long as jobs stay strong, we're not likely to see any kind of economic dislocation that won't be quickly recoverable from.

                      That's not to say that there aren't certain sectors of the economy that won't speed up, slow down, and some even going to the tank temporarily but, again, it's important to keep in mind what really is the engine of the U.S. economy, the engine of the U.S. economy -- jobs, productive jobs, jobs and productivity are the things to really keep your eye on to determine where the broad economy is going to go.

                      That being the case, I don't see any reason, given the economic news we have right now, for the market to go into any kind of extended decline. As we've seen certainly even this year, there's going to be days or even weeks of panic but as long as the underlying fundamental economic story stays sound, those things will be quickly recoverable from.

                      One of the takeaways from this jobs report was what's likely to happen with interest rates. Of course, a lot of observers have been looking at what's been happening in the subprime mortgage market, the slowdown in housing, and making the case that these things are going to make it imperative for the Federal Reserve to start cutting rates again come spring.

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                                                                   April 6, 2007
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                      On the other hand, we've got observers on the other side
                      of the fence saying look at commodity prices, they're going up pretty strongly -- copper, gold, all these things are moving up again, this is inflationary, and now we've got jobs being created, there's going to be a tight labor market with wages going up, that's also likely to be inflationary as well. This is not the time to cut interest rates; you might also want to consider raising interest rates.

                      So the way I see it right now, and I've been saying this for quite some time, I've been saying all year we're going to have this seesaw, kind of back and forth, back and forth, and the net result is that I don't think the Fed is going to do much of anything this year, it's just going to be an ongoing continued argument, he said, she said to less filling tastes great kind of thing with the Federal Reserve and that we're likely to see rates stay stable for most of the year.

                      That's good news. There's nothing in the level of interest rates right now that should cause the economy to speed up, slow down; it's very much of a benign neutral situation and there's no business that can't expand, can't grow at this level of interest rates; there aren't people who should own homes that can't own homes at this level of interest rates; this is exactly where we need to be. So I think that all is well in the broad fundamental aspects of what we see in the economy in the market

                      We continue to see absolutely absurd merger and acquisition activity. There's a ton of cash floating around. On the one hand, that can be very good, that cash is going to buy stocks, it's trying to unlock value in a lot of companies whose stocks are undervalued but just as in any strong dynamic, there's possibility of seeing a downside there as well.

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                                                      MARKMAN CAPITAL MANAGEMENT
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                                                                   April 6, 2007
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                      I don't see that dark side unfolding at this point but any time you've got a lot of liquidity out there, money that can be spent, that's good for the market short-term because it's going to push up prices but money being spent doesn't necessarily mean that it's money being spent wisely; that it's imperative to get rid of the money, to spend it, and at some point in the cycle, I don't think we're near it right now but at some point down the road, six, 12, 18 months, two years, who knows, at some point down the road, that money is going to be thrown away, it's going to be gone to buy assets at ridiculously high prices just for the sake of doing deals.

                      There's a lot of people on the inside, the dealmakers who make money whether the deal is smart or not. So there's an imperative to shift that money from Box A to Box B and make money on the Exchange. So at some point, value isn't created, value isn't unlocked, at some point, value is destroyed; it's like what we saw as we grew in the 1990s and at the end of that cycle, a lot of the IPOs that came out, the underwriters, everybody made money except the investors didn't make money. We will get to that point; we're not at that point right now.

                      I think the point that we're at right now is the smart money that's pushing this liquidity is saying these stocks of XYZ Company that's selling for $32 a share really should be selling for $36 to $40 a share, the stock is 10% to 20% undervalued and we want to go in, unlock that value as quickly as we can and make some money doing that. So that is another good sign of what we have going on.

                      So right now, I think that nobody has repealed the laws of physics in the market and so we could have a violent and scary correction at any time. But my thesis at this point in time is that as long as the global economy continues to grow, and it is, as long as employment stays at a very positive level, and it is, jobs are being created, people are taking money home in their paychecks, and they are, the economy is going to do well and the markets are going to do well.

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                                          Markman MultiFunds Trust Weekly Update
                                                                   April 6, 2007
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                      I look at where our top holdings are right now as we move
                      into the earnings reporting season and I got to say, I think that we've got companies that are unlikely to disappoint.

                      Our top holding remains Apple Computer; I think that Apple isn't anywhere close to where its fair value is. With the iPhone coming out now in January, it seemed like June was far away; now that we're moving into mid-April, it's just 60 days away before we start seeing this, and even though there continued to be a lot of doubters and there were a lot of doubters back at the beginning of this year, we're starting to see more and more people come out saying these new iPhone products are truly going to be game-changers.

                      And when you look at what these new products can do for the earnings of Apple, it's kind of scary. It's rare that a large company, a company as large as Apple can come out with an absolutely brand new product that had never existed before, a brand new source of revenue that had never existed before; big companies don't normally do that. So it's an interesting situation, an exciting situation.

                      Other top-ten holdings -- Valero Energy had a very good run now, it tends to be very strong as we move into the driving season; Google; Goldman Sachs; Sears; United Health; Altria, the Kraft spin-off is moving very well, both Kraft and the underlying Altria stock are doing well; Zimmer Holdings; Cerner Systems, these are some of our healthcare holdings in both the devices and in the technology software end; and we think that these are going to be the drivers of the portfolio, some 42%-43% of the portfolio is in these top-ten holdings and I think it's a quality best-of-breed, best-in-show approach that seems to be working really well, so we're going to be sticking to it.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                   April 6, 2007
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                      Well, that's it from your money managers in Minneapolis.
                      If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  April 13, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 April 13, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. It's Friday, April
                      13th. We came to the end of this week on a relatively quiet note, not a whole lot of activity back and forth in the market, a relatively benign quiet week but with a slight upward bias; just the way we want it to be, I like these nice quiet markets as I've said before.

                      To me, the big overriding story, at least from a shorter intermediate-term standpoint, is the fact that we've begun the earnings season and there's something that we haven't heard, there's a big silence; I also refer to it, it's like the Sherlock Holmes story -- this is the dog that didn't bark -- sometimes the absence of something means something. In this case, the absence of earnings preannouncements means something.

                      If you've been a long-time listener to these Friday reports, you know every quarter I talk about how the beginning of the earnings reporting season is a time when companies that are going to be missing their marks report as early as possible, what we call the earnings preannouncements, the disappointments, the excuses, all the things that agate my homework, kind of excuses of why they are missing or not executing the way analysts and investors expected them to.

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                                                                  April 13, 2007
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                      This is the kind of stuff that normally happens the first
                      couple of weeks of the quarter and then as we move into the third week in a quarter, we get to see the real earnings come out. Well, these last couple of weeks have been remarkably quiet with respect to earnings preannouncements; if anything, some of the earnings that we've heard this past week have been surprisingly good.

                      This past week we had three large Blue Chip stocks -- Merck, GE, and McDonalds cover lots of different market sectors on a global basis and all three of them reported very good numbers.

                      Of course, McDonalds, as you know, is one of our top-10 holdings and they reported just the other day that their numbers on a global basis are very good, they're executing excellent, it's one of the best-of-breed stocks that we look for; companies that basically own their space, have very good management, sound financials, good business plan, and that's one of the reasons it's one of our top-10 holdings and they continue to execute very well. McDonalds had a strong week ahead of the market, helping to pull our portfolio up.

                      Not a lot of inflation in the system as we've seen this week which was a surprise to a lot of observers. I think that we're looking at a year where the contrarian play is not on the margins and this is something that's an interesting concept to think about.

                      Most people think in terms of contrarian as being the opposite of what most people are thinking about. If you think everybody is bullish, a contrarian is to be bearish; if you think everybody thinks the market is going to go down, a contrarian thinks the market is going to go up.

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  April 13, 2007
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                      When in reality, the market can do the opposite or do
                      something far different from what most people think and disappoint a lot of people and mess around with a lot of people's minds without doing the exact opposite. For instance, let's say that you think the market is going to go down.

                      That doesn't mean that the market is going to go up, it could go down not as much as you think or it could go down a lot more than you think. So an outcome that's different than what the crowd is thinking isn't necessarily opposite of what the crowd is thinking.

                      When we try to be contrarians, it's important to look at that more subtle aspect of differences rather than just opposites. If you think in just in terms of opposites, that's too shallow and simplistic of thinking.

                      So my take right now is that there's a lot of people thinking that the market is going to go up strong, a lot of people thinking that the market is going to go down strong, I think we're going to stay in a saw tooth pattern, going sideways, and frustrating a lot of people on both the extremes; there's not going to be a lot of changes in growth rates, not going to be a lot of changes in interest rates, and we're going to have to find and pick our pockets of effort very judiciously this year and I think if we do that, we're going to have a very successful year.

                      Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  April 20, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 April 20, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. Sorry for the short delay but here we are with the report for this past week.
                      It was a nice positive week; the market continues to grind its way higher on the backs of really some very good news mixed in with an appropriate level of skepticism. We're in the middle of earnings season and we're seeing numbers come out that are generally very good, particularly with some of the companies that we own. This week, Amgen, Caterpillar, eBay, Google, Johnson & Johnson have reported, all exceeding expectations. We expect some good things for our other stocks such as Apple which is the big
                      800-pound gorilla that's going to be reporting midweek next week. My expectation is that the continued stream of earnings will be as good as expected, if not better than expected, and the market will be pleasantly surprised at how strong corporate profits are and how many companies are actually continuing to execute very well even in the midst of what is perceived to be a difficult environment.

                      Speaking of the environment and the financial and economic environment, I think that what we're seeing more and more is the inexorable move towards a more global economic infrastructure where the impact of what's happening overseas in economies outside of the U.S. is having a strong impact on the U.S. The bad news there is that we're not as much of an island as we were before. The good news is we're going to have the benefit of having some strength in other areas of the world such as the red hot economy of China helping to offset some of the slowdowns that we might be seeing in certain sectors here in the U.S. Generally speaking though, as I've said for quite some time, we're in uncharted territory from the standpoint of this is the first time ever in the history of economic undertakings where we've seen such a broad-based global expansion that has included so much of the planet's population. Even past expansions that were limited to Western Europe and the United States didn't take into account the two billion plus people living in India and China. You add those people into the mix and the fact that we've got India, China, Japan, Western Europe, and North America all expanding at the same time is quite a remarkable scenario to look at and I think that's one of the reasons why this market has shrugged off a lot of the doom and gloomsters and has shrugged off some events and stories and statistics that might have derailed it in the past.

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                                                                  April 20, 2007
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                      So I think that we're going to continue to see a skeptical environment, a stutter-step market where it's, you know, a couple steps forward, one step back, and then we look back and we've continued to drift higher and higher with all the major market averages including the fund here at the high for the year and I think that's exactly what we like to see. So I don't think that there's going to be any huge rally that will knock your socks off but it's going to be, I think, a pleasant ride. So there will always be shocks, always be some times that there will be an event or a statistic that will come out or a viewpoint that will send the market into a tizzy for a few hours or a few days or even a week or two but I think the underlying fundamentals are about as strong as they've been on a broad-based global scenario that they've been in, in my memory, and I think that's going to be the general underpinnings of the market as we move forward.

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                                                                  April 20, 2007
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                      Well, that's it from your money managers in Minneapolis.
                      If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you next Friday afternoon, thanks for being a shareholder. Take care. Bye-bye.

                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                                  April 28, 2007
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                 April 28, 2007

Bob Markman:          Hello, everybody. This is Bob Markman. It's Saturday,
                      April 28th. Here's the update for what we're seeing here at the Fund. The markets continue, as no big surprise, to move up slowly and steadily; in fact, I should probably rephrase that, it is somewhat of a surprise to a lot of professional market participants and pundits and it's one of the reasons I think that it is moving up as we moved into 2007. There was an awful lot of skepticism as to what might be happening in the market, there was a whole host of negatives out there, and it's in that kind of environment that that market, as we've always talked about in the past, will tend to do whatever it needs to do to confound and amaze and humiliate the maximum number of participants. So given that so much of the smart money, so to speak, was betting on a pretty sluggish, if not difficult market, it's kind of not so much of a surprise that the market is showing such good work this year.

                      I mentioned last week when I talked about the globalization of the markets and the globalization of the economy and how that's ultimately going to be a prop for the market because of how we're integrated into the global economy with two to three billion other people out there all doing the same thing at the same time. An interesting stat came out this week that I think tends to illustrate and support what I'm talking about very clearly. Here we're in the midst of earnings season and I'm not sure what source this came from, it was reported on CNBC though, that over 50% of the earnings from the S&P 500 companies were coming from activities outside of the U.S. So the scales have been tipped to globalization here which is the reason why even in the midst of an economy that is admittedly slowing down, growing at a slower rate than it was last year, we're seeing profit growth and earnings growth on both the top-line and the bottom-line at a level that nobody would have expected at this point. Here in the midst of earnings season, we've seen earnings from McDonalds and Zimmer and Toyota and Microsoft, Apple, AT&T, Boeing, Caterpillar, across the board in a wide range of major bellwether companies and bellwether industries, the earnings are at or above expectation. The last stat that I saw that there's greater than 60% of S&P 500 company earnings that have come in and almost 82% of these companies were at or above expectations. So we're clearly not in a situation where from a reporting standpoint, from a factual bottom-line standpoint, that companies are disappointing.

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                                                                  April 20, 2007
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                      What's most important is not so much that the profit
                      growth and the earnings growth have beaten expectations, but there's a high quality to these earnings. It's not based upon financial engineering. These companies actually are squeezing out profits; their top-line is growing at a rate greater than what anybody expected. I think what we're trying to figure out here and what a lot of market participants will spend the next six to 12 months trying to figure out is how much of that is due to what's happening across the Atlantic and across the Pacific and how do we need to rejigger all the models that have developed over the last 20 to 40 years about what the U.S.-based companies are supposed to do. How is India thrown in the mix, Latin America thrown in the mix, China thrown in the mix? Has two billion new consumers and manufacturers thrown in the mix change what we think about corporate earnings and profits for American companies?
                      This is something that we are taking into account and watching very closely.

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                                                                  April 20, 2007
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                      Starting this month, we're going to take a little bit of a different approach with this recording; rather than doing it every Friday, we're going to do it twice a month and expand the scope a little bit, try to get away from the week-to-week noise and static. When we're talking to you every seven days, there's a lot of things that happen that are really not relevant to what we are talking about, what we should be focusing in as an investor. So we're going to pull the lens back just a little bit and do this thing twice a month rather than four times a month and try to take a broader picture; it's still very short term, every other week, but taking a little bit of a broader picture on what's going on. So for those of you who are religious listeners of this weekly recording, there might be a little bit to get used to in the new format but I think you'll find that it's also going to be more valuable to you as insight as to what we're doing and why we're doing it and what we see happening in the world around us. So just again to reiterate, starting this month, soon after this week, we will be shifting this recording to a bi-weekly basis - or bi-monthly, I can never get that quite right - twice-a-month basis and trying to take a little bit of a broader view as to what we see happening in the world and the markets and how that might impact upon our investments.

                      Well, that's it from your money managers in Minneapolis. For everybody at Markman Capital, I want to thank you for being a shareholder. Until I have a chance to talk with you again very shortly, take care. Bye-bye.

                                       END